Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
Date:	13 November 2009	No of sheets:	1+8

In accordance with §82, section 2 and §83, section 1 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, item 259 with subsequent amendments, the Management Board of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report with quarterly financial information for the third quarter of 2009.

Herein are presented the consolidated and separate statements of financial position, statements of comprehensive income, statements of changes in equity and statements of cash flows. The United States Securities and Exchange Commission will receive the complete hard copy of the consolidated quarterly report with quarterly financial information for the third quarter of 2009 by express mail shortly.

Sincerely

PREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Ryszard Janeczek

This quarterly report is available on the website of the Company: www.kghm.pl

Exemption number 82 4639

KGHM Polska Miedź S.A.
Consolidated financial statements
for the period from 1 January 2009 to 30 September 2009
(amounts in thousand PLN)

Consolidated statement of financial position

	At 30 September 2009	31 December 2008
Assets		
Non-current assets		
Property, plant and equipment	7 373 204	7 136 307
Intangible assets	149 836	151 581
Investment property	18 083	18 083
Investments in associates	1 416 448	1 498 116
Deferred tax assets	327 682	188 992
Available-for-sale financial assets	21 543	31 213
Held-to-maturity investments	66 040	59 592
Derivative financial instruments	91 930	6 501
Trade and other receivables	7 705	22 774
	9 472 471	**9 113 159**
Current assets		
Inventories	2 054 987	1 608 369
Trade and other receivables	1 326 506	1 469 959
Current corporate tax receivables	5 631	1 741
Available-for-sale financial assets	10 120	-
Held-to-maturity investments	1 204	-
Derivative financial instruments	203 459	711 127
Cash and cash equivalents	1 573 506	2 065 763
	5 175 413	**5 856 959**
Non-current assets held for sale	**7 200**	**29 987**
TOTAL ASSETS	**14 655 084**	**15 000 105**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Parent Entity		
Share capital	2 000 000	2 000 000
Accumulated other comprehensive income	67 932	517 456
Retained earnings	7 826 827	8 407 049
	9 894 759	**10 924 505**
Minority interest	**50 701**	**58 360**
TOTAL EQUITY	**9 945 460**	**10 982 865**
LIABILITIES		
Non-current liabilities		
Trade and other payables	36 580	44 289
Borrowings and finance lease liabilities	101 324	98 055
Derivative financial instruments	49 169	-
Deferred tax liabilities	41 531	68 182
Liabilities due to employee benefits	1 100 467	1 039 423
Provisions for other liabilities and charges	447 536	599 315
	1 776 607	**1 849 264**
Current liabilities		
Trade and other payables	2 383 949	1 756 752
Borrowings and finance lease liabilities	210 882	192 923
Current corporate tax liabilities	94 150	65 952
Derivative financial instruments	91 250	4 930
Liabilities due to employee benefits	100 618	83 531
Provisions for other liabilities and charges	52 168	63 888
	2 933 017	**2 167 976**
TOTAL LIABILITIES	**4 709 624**	**4 017 240**
TOTAL EQUITY AND LIABILITIES	**14 655 084**	**15 000 105**

(amounts in thousand PLN)

Consolidated statement of comprehensive income

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Income statement				
Sales	2 906 197	8 518 111	3 086 592	9 837 361
Cost of sales	(1 884 697)	(5 557 979)	(2 088 003)	(6 142 071)
Gross profit	**1 021 500**	**2 960 132**	**998 589**	**3 695 290**
Selling costs	(64 177)	(178 354)	(67 935)	(181 151)
Administrative expenses	(172 893)	(531 041)	(184 260)	(531 999)
Other operating income	39 846	323 665	170 641	484 776
Other operating costs	(336 269)	(627 824)	(20 275)	(606 528)
Operating profit	**488 007**	**1 946 578**	**896 760**	**2 860 388**
Finance costs - net	(9 225)	(35 062)	(14 722)	(39 434)
Share of profits of associates accounted for using the equity method	82 405	226 992	80 699	233 223
Profit before income tax	**561 187**	**2 138 508**	**962 737**	**3 054 177**
Income tax expense	(95 501)	(381 763)	(170 181)	(542 462)
Profit for the period	**465 686**	**1 756 745**	**792 556**	**2 511 715**
Other comprehensive income due to:				
Available-for-sale financial assets	1 591	(7 108)	1 835	(238)
Cash flow hedging instruments	77 335	(547 860)	77 668	75 573
Income tax related to items presented in other comprehensive income	(14 996)	105 444	(16 131)	(16 290)
Other comprehensive net income for the financial period	**63 930**	**(449 524)**	**63 372**	**59 045**
TOTAL COMPREHENSIVE INCOME	**529 616**	**1 307 221**	**855 928**	**2 570 760**
Profit for the period attributable to:				
shareholders of the Parent Entity	464 619	1 755 778	791 369	2 510 779
minority interest	1 067	967	1 187	936
Total comprehensive income attributable to:				
shareholders of the Parent Entity	528 549	1 306 254	854 741	2 569 824
minority interest	1 067	967	1 187	936
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)				
- basic	2.32	8.78	3.96	12.55
- diluted	2.32	8.78	3.96	12.55

(amounts in thousand PLN)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity						
			Accumulated other comprehensive income due to:				
	Share capital	Retained earnings	Available-for-sale financial assets	Cash flow hedging instruments	Total	Attributable to minority interest	Total equity
At 1 January 2008	**2 000 000**	**7 440 870**	**3 039**	**10 079**	**9 453 988**	**47 621**	**9 501 609**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)	(74)	(1 800 074)
Decrease due to loss of control of a subsidiary	-	8 950	-	-	8 950	-	8 950
Total comprehensive income	-	2 510 779	(106)	59 151	2 569 824	936	2 570 760
Transactions with minority interest	-	-	-	-	-	2 911	2 911
At 30 September 2008	**2 000 000**	**8 160 599**	**2 933**	**69 230**	**10 232 762**	**51 394**	**10 284 156**
At 1 January 2009	**2 000 000**	**8 407 049**	**8 972**	**508 484**	**10 924 505**	**58 360**	**10 982 865**
Dividends for 2008 resolved but unpaid	-	(904 000)	-	-	(904 000)	-	(904 000)
Dividends for 2008 paid	-	(1 432 000)	-	-	(1 432 000)	-	(1 432 000)
Total comprehensive income	-	1 755 778	(5 757)	(443 767)	1 306 254	967	1 307 221
Transactions with minority interest	-	-	-	-	-	(8 626)	(8 626)
At 30 September 2009	**2 000 000**	**7 826 827**	**3 215**	**64 717**	**9 894 759**	**50 701**	**9 945 460**

Exemption number 82 4639

(amounts in thousand PLN)

Consolidated statement of cash flows

	Financial period	
	for the 9 months ended 30 September 2009	**for the 9 months ended 30 September 2008**
Cash flow from operating activities		
Profit for the period	1 756 745	2 511 715
Adjustments to profit for the period	430 515	341 996
Income tax paid	(417 346)	(759 789)
Net cash generated from operating activities	**1 769 914**	**2 093 922**
Cash flow from investing activities		
Purchase of subsidiaries, less acquired cash and cash equivalents	(14 895)	-
Purchase of property, plant and equipment and intangible assets	(1 124 723)	(922 936)
Proceeds from sale of property, plant and equipment and intangible assets	14 718	14 250
Purchase of held-to-maturity investments	-	(77 796)
Proceeds from sale of held-to-maturity investments	-	77 796
Purchase of available-for-sale financial assets	(58)	(201 862)
Proceeds from sale of available-for-sale financial assets	20 000	105 112
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(7 651)	(24 002)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	-	9 829
Establishment of deposits	(400 500)	-
Termination of deposits	400 500	-
Repayments of loans granted	1 314	-
Interest received	5 937	1 436
Dividends received	305 218	91 663
Advances granted for purchase of property, plant and equipment and intangible assets	(16 747)	(16 248)
Other investment expenses	(10 421)	(6 005)
Net cash used in investing activities	**(827 308)**	**(948 763)**
Cash flow from financing activities		
Proceeds connected with minority interest transactions	57	-
Purchase of the company's own shares for redemption	(9)	-
Proceeds from loans and borrowings	86 616	44 528
Repayments of loans and borrowings	(60 794)	(77 445)
Payments of liabilities due to finance leases	(5 640)	(3 909)
Interest paid	(11 326)	(11 041)
Dividends paid to shareholders of the Parent Entity	(1 432 000)	(1 800 000)
Dividends paid to minority interest	-	(74)
Net cash used in financing activities	**(1 423 096)**	**(1 847 941)**
Total net cash flow	**(480 490)**	**(702 782)**
Exchange (losses)/gains on cash and cash equivalents	(11 767)	30 805
Movements in cash and cash equivalents	**(492 257)**	**(671 977)**
Cash and cash equivalents at beginning of the period	**2 065 763**	**2 812 096**
Cash and cash equivalents at end of the period	**1 573 506**	**2 140 119**
including restricted cash and cash equivalents	16 935	2 497

Exemption number 82 4639

Financial statements of KGHM Polska Miedź S.A.
for the period from 1 January 2009 to 30 September 2009
(amounts in thousand PLN)

Statement of financial position	At	
	30 September 2009	31 December 2008
Assets		
Non-current assets		
Property, plant and equipment	5 710 612	5 515 028
Intangible assets	75 564	80 904
Shares in subsidiaries	1 798 863	1 795 013
Investments in associates	1 159 946	1 163 640
Deferred tax assets	146 707	-
Available-for-sale financial assets	19 831	21 034
Held-to-maturity investments	65 992	59 545
Derivative financial instruments	91 930	6 501
Trade and other receivables	82 588	61 900
	9 152 033	**8 703 565**
Current assets		
Inventories	1 871 054	1 446 802
Trade and other receivables	1 129 743	1 222 501
Held-to-maturity investments	1 204	-
Derivative financial instruments	203 458	711 096
Cash and cash equivalents	1 376 105	1 793 580
	4 581 564	**5 173 979**
Non-current assets held for sale	**234**	**23 020**
TOTAL ASSETS	**13 733 831**	**13 900 564**
Equity and liabilities		
EQUITY		
Share capital	2 000 000	2 000 000
Accumulated other comprehensive income	67 932	518 748
Retained earnings	7 591 378	8 072 544
TOTAL EQUITY	**9 659 310**	**10 591 292**
LIABILITIES		
Non-current liabilities		
Trade and other payables	19 043	24 962
Borrowings and finance lease liabilities	11 861	17 173
Derivative financial instruments	49 170	-
Deferred tax liabilities	-	31 516
Liabilities due to employee benefits	1 019 367	975 697
Provisions for other liabilities and charges	439 286	591 320
	1 538 727	**1 640 668**
Current liabilities		
Trade and other payables	2 219 365	1 476 088
Borrowings and finance lease liabilities	7 176	7 120
Current corporate tax liabilities	93 422	64 866
Derivative financial instruments	90 401	3 771
Liabilities due to employee benefits	90 214	73 289
Provisions for other liabilities and charges	35 216	43 470
	2 535 794	**1 668 604**
TOTAL LIABILITIES	**4 074 521**	**3 309 272**
TOTAL EQUITY AND LIABILITIES	**13 733 831**	**13 900 564**

Translation from the original Polish version

Exemption number 82 4639

Financial statements of KGHM Polska Miedź S.A.
for the period from 1 January 2009 to 30 September 2009
(amounts in thousand PLN)

Statement of comprehensive income

	Financial period			
	for the 3 months ended 30 September 2009	**for the 9 months ended 30 September 2009**	**for the 3 months ended 30 September 2008**	**for the 9 months ended 30 September 2008**
INCOME STATEMENT				
CONTINUED ACTIVITIES:				
Sales	2 636 438	7 735 698	2 719 651	8 750 586
Cost of sales	(1 704 004)	(5 020 234)	(1 819 903)	(5 328 029)
Gross profit	**932 434**	**2 715 464**	**899 748**	**3 422 557**
Selling costs	(24 877)	(71 850)	(18 916)	(55 517)
Administrative expenses	(135 787)	(414 491)	(143 681)	(409 492)
Other operating income	24 477	609 871	156 655	679 513
Other operating costs	(318 761)	(595 348)	2 149	(546 606)
Operating profit	**477 486**	**2 243 646**	**895 955**	**3 090 455**
Finance costs - net	(6 102)	(24 998)	(10 869)	(28 682)
Profit before income tax	**471 384**	**2 218 648**	**885 086**	**3 061 773**
Income tax expense	(89 184)	(363 814)	(166 972)	(528 969)
Profit for the period	**382 200**	**1 854 834**	**718 114**	**2 532 804**
OTHER COMPREHENSIVE INCOME DUE TO:				
Available-for-sale financial assets	(615)	(8 703)	1 385	(694)
Cash flow hedging instruments	77 335	(547 860)	77 668	75 573
Income tax related to items presented in other comprehensive income	(14 577)	105 747	(16 131)	(16 290)
Other comprehensive net income for the financial period	**62 143**	**(450 816)**	**62 922**	**58 589**
TOTAL COMPREHENSIVE INCOME	**444 343**	**1 404 018**	**781 036**	**2 591 393**
Earnings per share during the period (in PLN per share)				
- basic	1.91	9.27	3.59	12.66
- diluted	1.91	9.27	3.59	12.66

Translation from the original Polish version

Exemption number 82 4639

(amounts in thousand PLN)

Statement of changes in equity

	Share capital	Retained earnings	Accumulated other comprehensive income due to: Available-for-sale financial assets	Accumulated other comprehensive income due to: Cash flow hedging instruments	Total equity
At 1 January 2008	**2 000 000**	**6 952 166**	**3 705**	**10 078**	**8 965 949**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)
Total comprehensive income	-	2 532 804	(563)	59 152	2 591 393
At 30 September 2008	**2 000 000**	**7 684 970**	**3 142**	**69 230**	**9 757 342**
At 1 January 2009	**2 000 000**	**8 072 544**	**10 265**	**508 483**	**10 591 292**
Dividends for 2008 approved and paid	-	(1 432 000)	-	-	(1 432 000)
Dividends for 2008 approved but unpaid	-	(904 000)	-	-	(904 000)
Total comprehensive income	-	1 854 834	(7 050)	(443 766)	1 404 018
At 30 September 2009	**2 000 000**	**7 591 378**	**3 215**	**64 717**	**9 659 310**

(amounts in thousand PLN)

Statement of cash flows	**Financial period**	
	for the 9 months ended 30 September 2009	**for the 9 months ended 30 September 2008**
Cash flow from operating activities		
Profit for the period	1 854 834	2 532 804
Adjustments to profit for the period	179 347	173 842
Income tax paid	(407 733)	(754 588)
Net cash generated from operating activities	**1 626 448**	**1 952 058**
Cash flow from investing activities		
Purchase of shares in subsidiaries	(11 600)	(121 033)
Purchase of property, plant and equipment and intangible assets	(889 712)	(730 604)
Proceeds from sale of property, plant and equipment and intangible assets	12 790	6 126
Purchase of available-for-sale financial assets	-	(202 123)
Proceeds from sale of available-for-sale financial assets	20 000	102 054
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund	(7 651)	(24 002)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund	-	9 829
Establishment of deposits	(400 500)	-
Termination of deposits	400 500	-
Loans granted	(19 132)	(7 056)
Repayments of loans granted	1 310	53
Interest received	5 918	183
Dividends received	319 481	136 847
Other investment expenses	(24 420)	(11 694)
Net cash used in investing activities	**(593 016)**	**(841 420)**
Cash flow from financing activities		
Repayments of loans	(3 000)	(4 000)
Payments of liabilities due to finance leases	(3 291)	(2 553)
Interest paid	(205)	(355)
Dividends paid	(1 432 000)	(1 800 000)
Net cash used in financing activities	**(1 438 496)**	**(1 806 908)**
Total net cash flow	**(405 064)**	**(696 270)**
Exchange (losses)/gains on cash and cash equivalents	(12 411)	31 512
Movements in cash and cash equivalents	**(417 475)**	**(664 758)**
Cash and cash equivalents at beginning of the period	**1 793 580**	**2 534 995**
Cash and cash equivalents at end of the period	**1 376 105**	**1 870 237**
including restricted cash and cash equivalents	3 584	2 076

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2009 NOV 17 P 11:17

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	12 November 2009	No of sheets:	1

Current report 40/2009

On 24 August 2009 KGHM Polska Miedź S.A. published a projection of results for the current year, based on the Adjusted Budget of the Company for 2009 approved by the Supervisory Board at its meeting on the same day. The projection assumed the achievement of revenues from sales at the level of PLN 9 662 million and profit for the period at the level of PLN 1 950 million.

Based on the financial results achieved after the first 9 months of 2009 and on verified macroeconomic assumptions, the Company has developed a projection of financial results for 2009. In accordance with the principle of prudent valuation, the projection also reflects the effects of potential changes in the valuation of assets at the end of the year. The remaining assumptions of the projection remain unchanged in relation to the assumptions of the Adjusted Budget.

In accordance with the projection, revenues from sales will amount to PLN 10 829 million, and profit for the period to PLN 2 249 million, meaning an increase in relation to the Adjusted Budget by 12 % and 15 %.

Following are details of the projected assumptions:

	Unit	Adjusted Budget 2009*	Projection 2009	Change Adjusted Budget = 100
Sales	**million PLN**	**9 662**	**10 829**	**112.1**
Profit for the period	**million PLN**	**1 950**	**2 249**	**115.3**
Total unit cost of electrolytic copper production	PLN/t	11 160	11 254	100.8
Average annual copper price	USD/t	4 500	5 045	112.1
Average annual silver price	USD/troz	13.00	14.53	111.8
USD/PLN exchange rate	USD/PLN	3.10	3.13	101.0

** Adjusted Budget approved on 24 August 2009.*

Legal basis: art. 56 sec. 5 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539 with subsequent amendments)

PREZES ZARZĄDU
Herbert Wirth

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)